Mail Stop 3561
      September 23, 2005

Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
P. O. Box 1100
Littleton, MA  01460

      Re:	Dover Saddlery, Inc.
		Registration Statement on Form S-1
      Filed August 26, 2005
		File No. 333-127888

Dear Mr. Day:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus cover page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure before you distribute preliminary prospectuses.



Inside front cover page, page i
2. It appears that you will include graphics as part of this prospectus. Please provide us with copies of the graphics. As in the prior comment, please allow us sufficient time to review the graphics before you distribute preliminary prospectuses.
3. Please revise to eliminate the duplicative first and final paragraphs on this page.

Prospectus Summary, page 1
4. We remind you that the summary should provide a brief overview of the key aspects of you and the offering. As currently drafted, your summary is too long. Please revise accordingly to eliminate unnecessary repetition and information that is not so material as to merit summary disclosure.
5. Please provide us with annotated support for the qualitative and comparative statements contained in your document. As two examples here in the summary, you indicate you offer the largest selection of exclusive and semi-exclusive products in the industry and that you are one of the few nationally recognized retail brands in the industry. Additional examples are found in the Industry subsection on page 48. To the extent any statement represents management`s belief, please tell us the basis for that belief. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Finally, to the extent that any statement was prepared for you in connection with this offering, please consider whether expert disclosure and a consent is appropriate.

Overview, page 1
6. In the first paragraph, please revise to clarify that the "two million names of equestrian enthusiasts" do not represent actual customers, and that you have had approximately 200,000 customers within the past 12 months. We note the bottom of page 2 in this regard.
7. We note in the fourth paragraph and elsewhere in the base summary you cite EBITDA growth rates. The use of non-GAAP measurements is not appropriate in the base summary. Please revise to delete or, alternatively, cite net income growth instead. Also, with respect to either GAAP-based growth rate you cite, please state the actual amount of revenues or net income generated during the relevant periods.




Summary Historical Financial Information, page 6
8. In addition to the prior comment, we note that you present EBITDA throughout the document. In each instance, you state that you use EBITDA to "determine our compliance with some of the covenants under our revolving credit facility and subordinated notes." This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item 10(e)(1)(i) of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. Although you include a reconciliation of EBITDA to net income as a financial measure, if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.
9. Please revise your disclosure to balance your presentation of capital expenditures with disclosure of cash flows from operations, cash flows from investing activities, and cash flows from financing activities.

Risk Factors, page 8
10. As currently drafted, this section includes many risk factors that could apply to any company. For example, all three of the full risk factors on page 14 appear generic. Please revise throughout this section to eliminate generic risk factors or clearly explain how they apply to you, your industry, your offering, etc.

Risks Related To Our Business, page 8
11. Please revise throughout this subsection to better group like risk factors together. As one example, the first full risk factor on page 11 and the final risk factor on page 13 appear similar. Alternatively, as part of your grouping revisions, please consider whether similar risk factors are unnecessarily duplicative.

Use of Proceeds, page 23
12. We note that on August 25, 2005 you entered into a redemption agreement that obligates you to purchase Citizen Ventures`s shares for $6.0 million. It appears also that Citizen Ventures may be a selling shareholder in this offering. Please tell us whether your use of proceeds will include the necessary payment under the redemption agreement. In this regard, we note that the Liquidity and
Capital Resources subsection starting on page 37 does not discuss the redemption agreement obligation. Please revise there as applicable.




Management`s Discussion and Analysis . . . , page 30

Results of Operations, page 32
13. In the period-to-period comparison discussions on pages 33-35, please revise to add an entry for net income.
14. Please quantify the amount that you reduced transportation costs as noted in your discussion of gross profit on page 33.

Critical Accounting Policies, page 40
15. Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.
16. It is not clear why pre-opening store expenses and segment information would involve a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for these items. This disclosure may be more appropriate elsewhere in your filing. Additionally, to the extent that there have been significant changes in these policies, these changes should be quantified and discussed in the Management`s Discussion and Analysis section.

Principal and Selling Shareholders, page 69
17. Please disclose the person or persons who hold investment or voting power of the shares owned by Citizens Ventures Inc.

Plan of Distribution, page 76
18. We note that the lead underwriter, WR Hambrecht + Co, LLC, plans to utilize its OpenIPO auction process. Please provide us with all the OpenIPO auction process materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution. We may have additional comments upon review of those materials.
19. Tell us whether you intend to reserve shares for sale to your directors, employees, and others. If so, please describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. Please also describe the procedures investors must follow to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Provide us with copies of all written communications with prospective purchasers about the directed share program

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6
20. We note that you present borrowings on the revolving credit facility net on the consolidated statements of cash flows. However, according to Note 3, "the revolving line of credit is due in full on
December 11, 2006." Additionally, you present payments on the revolving credit facility as due in 2006 on the contractual obligations table in Management`s Discussion and Analysis and as a long-term liability on the balance sheet. Please present borrowings and payments on the revolving credit facility gross on the statements of cash flows for all periods presented, or tell us how the revolving credit facility qualifies for net presentation. See paragraphs 11-13 of FAS 95.

Notes to Consolidated Financial Statements, page F-7
21. We note that the accounts receivable balance increased by 155% from $57,595 to $147,260 at December 31, 2003 and December 31, 2004,
respectively.  In addition, accounts receivable increased to
$797,298
at June 30, 2005, representing over 5% of current assets at that date. We note that inventory increased 11% from $8.3 million to $9.3 million at December 31, 2003 and December 31, 2004, respectively. In addition, inventory increased to $10.3 million at June 30, 2005, representing 73% of current assets at that date. In light of these increases, tell us if you have an allowance for doubtful accounts or allowance for obsolete inventory at the balance sheet dates and include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X. If not, tell us why. Specifically, include a Schedule II for the allowance for doubtful accounts, allowance for obsolete inventory, sales returns and allowances, and any other valuation and qualifying accounts held by you.

Note 2.  Summary of Significant Accounting Policies, page F-7

Segment Information, page F-8
22. We note that you have three primary revenue channels: internet, catalog, and retail sales. Tell us how you determined that you have only one reportable segment addressing each of the criteria in paragraph 10 of FAS 131 concerning operating segments. If you aggregate two or more operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of
FAS 131 and advise us of your basis for aggregation. See paragraph
25 of FAS 131 for disclosure items.
23. On page 43 you identify three main product categories. Please tell us why you have not presented revenues for each of these categories in accordance with paragraph 37 of SFAS 131.

Recent Accounting Pronouncements, page F-15
24. We note that the adoption of SFAS No. 123R is expected to have a material impact on your financial statements. Please disclose the potential impact of other significant matters that you believe might result from the adoption of the standard. See SAB Topic 11:M.

Note 3.  Financing Agreement, page F-15
25. Please tell us the following related to your derivative hedges that you use the short-cut method of assessing hedge ineffectiveness:

* Tell us the specific terms of the derivatives used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items.
* For each type of hedged item, tell us how you considered the guidance in paragraph 68 of SFAS 133 and DIG Issue E-6 in determining the effect that prepayment fees, put options and premiums paid on embedded options had on your ability to apply the short-cut method.

Note 6.  Stockholders` Equity (Deficit), page F-19

Preferred Stock, page F-19
26. We note that you classified convertible preferred stock and the put rights available to common and preferred stock holders in the mezzanine between liabilities and stockholders` equity. We also note that you accrete changes in fair value of the embedded put option directly to equity. Tell us in more detail what accounting literature you followed in recording the issuance and subsequent remeasurement of the common and preferred stock. Specifically, please address the guidance included in SFAS 133 and EITF 00-19.
27. We note that you accreted common and preferred stock put rights in the consolidated financial statements. Please include the following disclosure:


* The amount that would be paid and the fair value, determined under the conditions specified in the contract if the settlement were to occur at the reporting date. Include all assumptions and estimates used in the determination of fair value for the puts rights;
* How changes in the fair value of the issuer`s equity shares would affect those settlement amounts;
* The maximum amount that the issuer could be required to pay to redeem the instrument by physical settlement, if there is a limit; or
* That a contract does not limit the amount that the issuer could be required to pay, if applicable.

Stock Option Plan, page F-20
28. We note you have a stock option plan that permits shares to be granted through the issuances of options. We note that the estimate of fair value of the underlying stock at the grant date is at the discretion of the board of directors. Please disclose the following information.

* For the most recent fiscal year to the latest practicable date, a listing of options or other equity instruments granted to employees that indicate the date of grant/issuance, the exercise/purchase price and the amount of deferred compensation, if any, recorded on each grant/issuance.
* Objective evidence of fair value of the underlying shares supporting the options or share grants. Such information would include independent appraisals obtained prior to option grants or any other information that supports your determination of fair value. Indicate whether the valuation you used to determine the fair value was contemporaneous or respective. If you did not obtain an independent valuation, indicate the reason management chose not to obtain a valuation by an unrelated valuation specialist.
* A time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. Note this time line should culminate in the offering range initially discussed and currently discussed.
* Expand the Management`s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price.
* Any other pertinent information necessary for us to make an independent evaluation of your judgments/estimates surrounding the issue of stock compensation.

      We may have further comment upon review of your response.


Exhibits
29. Please file all required exhibits - such as the underwriting agreement, the legality opinion, and the redemption agreement with Citizens Ventures - in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact David Mittelman, Legal Branch
Chief,
at (202) 551-3214 or me at (202) 551-3720 with any other
questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

cc:	Justin P. Morreale, Esq.
	John J. Concannon III, Esq.
	Bingham McCutchen LLP
	Fax:  (617) 951-8736
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Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
September 23, 2005
Page 9